SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemangement Solutions Ltd.



6-K Items

     1. Press Release re MTS to Defend Against Complaint by Amdocs dated April 20, 2005.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS to Defend Against Complaint by Amdocs

Wednesday April 20, 8:30 am ET

RA'ANANA, Israel, April 20 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that Amdocs Ltd has served it with a complaint filed in the Tel Aviv District Court that names the Company, its CEO, and others. The complaint alleges, among other things, that professional and commercial information belonging to Amdocs was transferred to the defendants for purposes of the Company's activity.

The complaint was first served on the Company and the other defendants on April 19, 2005. Based on a preliminary review thereof, it appears that the likelihood of the complaint succeeding is remote.

Amdocs is seeking an injunction prohibiting the defendants from making any use of its information and trade secrets, and mandatory injunctions requiring the defendants to deliver any such information to it and to pay damages estimated at NIS 14,775 thousand.

Mer Telemanagement Solutions Ltd. intends to vigorously defend itself in this litigation.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions (CC&B) offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts
     MTS:
     Shlomi Hagai, Corporate COO & CFO
     MTS - MER Telemanagement Solutions, Ltd.
     Tel: +972-9-762-1733
     Email: Shlomi.Hagai@mtsint.com

     Investor Relations:
     Kathy Price
     The Anne McBride Company, Inc.
     Tel: 212-983-1702 ext. 212
     E-mail: kprice@annemcbride.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  April 20, 2005